Exhibit 19.1

Iovance Biotherapeutics, Inc.

Insider Trading Policy

I.INTRODUCTION

It is the policy of Iovance Biotechnologies, Inc. (the “Company”) that its employees and members of its Board of Directors comply fully with the insider trading securities laws and regulations of the United States, of the several states, and of foreign jurisdictions, wherever they are applicable.

It is illegal for any person, either personally or on behalf of others, to trade in securities on the basis of material nonpublic information.  It is also illegal to communicate (to “tip”) material nonpublic information to others so that they may trade in securities on the basis of such information.  These illegal activities are commonly referred to as “insider trading.”  Penalties for insider trading violations include civil fines of up to three times the profit gained or loss avoided by the trading, criminal fines of up to $1 million, and imprisonment for up to 10 years.  There may also be liability to those damaged by the trading.  A company whose employee violates the insider trading prohibitions may be liable for a civil fine of up to the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s insider trading violation.

II.SCOPE

This insider trading policy (this “Policy”) covers all insiders, which includes all directors, officers and employees of the Company, their family members and any corporations, partnerships, trusts or other entities owned or controlled by the foregoing persons and any trusts in which such persons are trustees or beneficiaries or any corporation in which such persons hold more than 20% of the equity or voting rights (collectively referred to as “Insiders”), and any outsiders whom the Board of Directors, Chief Executive Officer, Chief Financial Officer or General Counsel may designate as Insiders because they have or may gain access to material nonpublic information concerning the Company.  For purposes of this Policy, “family members” include people who live with Company directors, officers and/or employees, or are financially dependent on Company directors, officers and/or employees, and also include those whose transactions in securities are directed by Company directors, officers and/or employees or are subject to the influence or control of Company directors, officers and/or employees.  This policy also applies to all third party consultants engaged by the Company on a direct or individual basis (“Consultants”), but does not apply to third party consultants engaged by the Company through a consultancy firm or other similar entity which may be fairly characterized as routinely providing consultancy services to one or more companies as part of its business model, in which case, any consulting agreement with such firms shall contain appropriate insider trading provisions as approved by the General Counsel.  The determination as to whether this Policy applies to any particular consultant will be made by the General Counsel at the time of engaging such consultant’s services.  Each director, officer, employee and Consultant is personally responsible for the actions of their family members and other persons with whom they have a relationship who are subject to this Policy, including any pre-clearances required.

This Policy will be delivered to all directors, officers, employees, Consultants and designated outsiders upon its adoption by the Company, and to all new directors, officers, employees, Consultants and designated outsiders at the start of their employment or relationship with the Company.  Upon first receiving a copy of this Policy or any revised versions, each Insider, Consultant and designated outsider must sign an acknowledgement that he or she has received a copy and agrees to comply with this Policy’s terms.  Officers, employees, directors, certain designated Insiders, Consultants and designated outsiders may be required to certify compliance with this Policy on an annual basis.

Conduct that violates or does not comply with this statement is outside the scope of employment for the Company’s employees.  Any employee of the Company who fails to comply with this Policy will be subject to appropriate disciplinary action, which may include suspension or termination of employment.

III.POLICY

A.Definition of Material Nonpublic Information

This Policy, applicable to all personnel, prohibits trading in securities, tipping others who might trade, and various other transactions depending on your role with the Company (see Section III(C) – “Pre-clearance Procedures for Insiders – Prohibited Transactions for Covered Persons”), when you know of material nonpublic information.

What information is “material”?

All information that a reasonable investor might consider important in deciding to buy, sell or hold securities is considered “material.”  Either positive or negative information may be material.  Information that is likely to affect the price of securities almost always is material. Examples of some types of material information are:

●	information regarding the results of the Company’s research and development activities, including the results of clinical trials for the Company’s product candidates or the results from pre-clinical experiments and screenings;
●	information regarding the status or pace of enrollment of clinical trials for the Company’s product candidates;
●	information regarding the status of regulatory approval or the regulatory process for any of the Company’s product candidates or products of any of the Company’s collaboration partners;
●	negotiating, obtaining or losing important contracts, including, without limitation, licenses and strategic alliances with pharmaceutical companies, contract manufacturing organizations, biotechnology companies, academic institutions, foundations or government agencies;

●	scientific discoveries, including new product candidates, the mechanism of action of our product candidates, new formulations of our product candidates, etc.;
●	progress in obtaining any patents or other intellectual property rights and important product developments;
●	information regarding the sales, marketing and manufacturing of any of the Company’s products;
●	financial results for the quarter or the year and any financial forecasts;
●	possible public or private offerings, mergers, acquisitions, joint ventures, collaborations and other purchases and sales of companies and investments in companies;
●	major financial developments or major personnel changes; and
●	major litigation developments.

Remember, if your securities transactions become the subject of scrutiny, they will be reviewed after the fact with the benefit of 20/20 hindsight.  As a result, in determining whether to approve your transactions in Company securities as provided below, we may consider how regulators and others might view your transactions with hindsight.

If you are unsure whether information of which you are aware is material or nonpublic, you should consult with the Chief Financial Officer.

What is nonpublic information?

Information is considered to be nonpublic unless it has been effectively disclosed to the public and there has been adequate time for the market as a whole to digest such information.  Examples of effective disclosure include public filings by the Company with the U.S. Securities and Exchange Commission (the “SEC”), Company press releases, Company meetings with members of the press and the public and Company conference calls on webcasts that are open to the public.  Generally, no transactions should take place until at least two (2) business days after the disclosure of material information by the Company.  Further restrictions for Covered Persons (as defined below) are set forth in Section III(C).

Prohibited transactions.

When you know material information about the Company that has not been made public, this Policy expressly prohibits the following activities:

●	trading in the Company’s securities or derivatives of the Company’s securities;

●	transferring ownership of Company’s securities or derivatives of the Company’s securities in exchange for value, including but not limited to monetizing transactions;
●	having others trade for you in the Company’s securities or derivatives of the Company’s securities;
●	disclosing such information to anyone else who might then trade; and
●	assisting anyone in any of the foregoing activities.

For purposes of this policy, a “derivative of the Company’s securities” shall mean any contract or other right with a value that is based on the value of the Company’s securities, including, but not limited to, short positions, such as options to sell the Company’s securities, long positions, such as options to buy the Company’s securities, and hedging positions.  For purposes of this policy, a “hedging position” is any position that includes both short and long positions in the Company’s securities.  For purposes of this policy, a “short position” shall mean any contract or other right with a value that is based on the value of the Company’s securities and that may benefit from a decline in the Company’s stock price, such as an option to sell the Company’s securities (a “put option”).  For purposes of this policy, a “long position” shall mean any contract or other right with a value that is based on the value of the Company’s securities and that may benefit from an increase in the Company’s stock price, such as an option to buy the Company’s securities (a “call option”).

Neither you nor anyone acting on your behalf nor anyone who learns the information from you can trade.  This prohibition continues whenever and for as long as the information is material and nonpublic.  The restrictions in this Policy apply to your spouse, your dependents and other members of your household.  You are responsible for their compliance with this Policy.

Although it is most likely that any material nonpublic information you might learn would be about the Company, these prohibitions also apply to trading in the securities of any company about which you have material nonpublic information.

B.Unauthorized Disclosure

As discussed above, the disclosure of material nonpublic information to others can lead to significant legal difficulties.  Therefore, you should not discuss material nonpublic information about the Company with anyone, including other employees, except as required in the performance of your regular duties.

In any instance in which such information is disclosed to outsiders, the Company shall take such steps as are necessary to preserve the confidentiality of the information, including requiring the outsider to agree in writing to comply with the terms of this Policy and/or to sign a confidentiality agreement.  All inquiries from outsiders regarding material nonpublic information about the Company must be forwarded to the Corporate Communications & Investor Relations department of the Company.

It is important that only specifically designated representatives of the Company discuss the Company and information about the Company with the news media, securities analysts and investors.  Inquiries of this type received by any employee should be referred to the Corporate Communications & Investor Relations department of the Company.

The Company strongly discourages all Insiders and Consultants from giving trading advice concerning the Company to third parties even when the Insiders and Consultants do not possess material nonpublic information about the Company.

C.Pre-clearance Procedures for Insiders and Consultants

Insiders and Consultants must obtain written pre-clearance from the Chief Financial Officer before engaging in any personal transaction in Company securities after complying with the following procedures.  First, a written request on the form attached hereto for pre-clearance stating the number of Company securities to be purchased or sold and the nature of the transaction (e.g., sale or purchase in the open market, private sale or purchase, transfer for estate planning purposes, charitable contribution, etc.) must be submitted to the Chief Financial Officer.  The Chief Financial Officer must respond in writing by signing the form or responding via email.  You will generally receive a response within one (1) business day.  Unless a different period is specified, clearance for sales or purchases on the open market is good only until the close of the stock market on the fifth (5th) trading day following the day on which you received clearance, excluding the day you receive clearance.  For purposes of counting the five-trading day period, a trading day is defined as any day in which The Nasdaq Global Market is open to trading activity, and the first trading day after clearance is received is considered day one.  If you have not executed your transaction within this period, you must again pre-clear your transaction.

Prohibited Transactions for Covered Persons

The following restrictions apply to all Covered Persons:

●	Covered Persons who purchase Company securities may not sell any Company securities of the same class for at least six months after the purchase;
●	Covered Persons may not sell the Company’s securities short;
●	Covered Persons may not buy or sell puts or calls or other derivative securities on the Company’s securities;
●	Covered Persons may not hold Company securities in a margin account or pledge Company securities as collateral for a loan; and
●	Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

“Covered Persons” include:

●	each director of the Company;

●	each officer of the Company who has been designated by the Board of Directors as an executive officer for purposes of the reporting requirements and trading restrictions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and
●	any additional persons that either the Board of Directors, the Chief Financial Officer or General Counsel may designate from time to time as being subject to this Policy for Covered Persons by delivering to such persons a written notice of designation.

Additionally, in connection with each transaction in the Company’s securities, Covered Persons are required to ensure (i) compliance with SEC Rule 144, if required; and (ii) the preparation of the requisite Forms 3, 4 or 5 to be filed with the SEC.  Our legal counsel will assist you in the preparation and filing of such forms.

D.Blackout Periods

The period beginning with the last day of the last calendar month of each quarter and ending two (2) trading days following the date of public disclosure of the financial results for that quarter (the “Quarterly Blackout Period”) is a particularly sensitive period of time for transactions in the Company's stock from the perspective of compliance with applicable securities laws.  This sensitivity is due to the fact that officers, directors and certain other employees and consultants will, during that period, often possess material nonpublic information about the expected financial results for the quarter.  Except as set forth in Section IV, no Covered Person, Insider or Consultant may trade in Company securities during a Quarterly Blackout Period, although the Board of Directors or Chief Financial Officer may waive the restriction if it is determined that such person does not possess material nonpublic information.

The Chief Financial Officer, in consultation with Company management, may, from time to time, designate special blackout periods (“Special Blackout Periods” and together with a Quarterly Blackout Period, a “Blackout Period”) during which trading in Company securities by all Covered Persons, Insiders and Consultants shall be prohibited.

No Covered Person, Insider or Consultant may disclose to any outside third party that a Special Blackout Period has been designated.

IV.EXCEPTIONS

A.Exception for Pre-approved 10b5-1 Plans

Trades in the Company’s securities that are executed pursuant to a 10b5-1 plan approved in advance by the Company are not subject to the prohibition on trading on the basis of material nonpublic information contained in this Policy or to the preclearance restrictions set forth above.

Components of a 10b5-1 Plan

Rule 10b5-1 under the Exchange Act provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements.  In general, a 10b5-1 trading plan (a “10b5-1 plan”) must be entered into before you are aware of material nonpublic information.  Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.  The plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party.

The Company requires that all 10b5-1 plans and any amendments to 10b5-1 plans be approved in writing in advance by the Chief Executive Officer, Chief Financial Officer or General Counsel.  To establish a 10b5-1 plan, you must:

●	Be an Insider;
●	Contact the Company’s finance team at stockadmin@iovance.com at least 25 business days prior to the start of the next Blackout Period to request instructions for creating a 10b5-1 plan with the Company’s plan provider; and
●	Submit the completed 10b5-1 plan to the Company’s finance team, including all exhibits (in accordance with the instructions provided to you), at least 20 business days prior to the start of the next Blackout Period. Plans submitted to the Company’s finance team will then be reviewed to ensure compliance with this policy and applicable securities laws. Any person that submits a 10b5-1 plan to the Company’s finance team for review acknowledges that approval of such plan for submission to the Company’s plan provider is within the sole discretion of the Company, and that the Company reserves the right to make any and all changes to the plan or to condition approval of the plan upon the acceptance of one or more changes to the plan.

10b5-1 plans submitted to the Company’s finance team must be finalized and submitted to the Company’s plan provider at least ten (10) business days prior to the start of the next Blackout Period, and must be countersigned by the Company’s plan provider at least one (1) business day prior to the start of such Blackout Period (plans that are not submitted to or approved by the Company’s plan provider within this timeframe will not become effective and will be deemed null and void, even if all of the other conditions of this section are satisfied.  This applies to plans that are in process but have not yet been fully executed prior to the start of an unscheduled Special Blackout Period).

Once you receive approval of your 10b5-1 plan, you do not need clearance for any of your trades under such plan pursuant to Section III.C of this policy (for purposes of this section, the pre-clearance requirement specified in Section III.C is deemed satisfied upon review and approval of your 10b5-1 plan by the Company, as communicated to you by the Chief Financial Officer or General Counsel).

10b5-1 plans may only be adopted or amended while the person adopting or amending the plan is not aware of any material nonpublic information and while there is not currently a Blackout Period in effect.

Notwithstanding the foregoing, the Company may withhold or condition pre-clearance of any proposed 10b5-1 plan (each, a “Proposed Plan”) for any reason, in the Company’s sole discretion.  Additionally:

1)	The Company will not pre-clear a Proposed Plan if it concludes that the Proposed Plan:
a)	Fails to comply with the requirements of Rule 10b5-1, as amended from time to time;
b)

Would permit a transaction to occur before the later of (i) 90 days after adoption (including deemed adoption) of the Proposed Plan or (ii) two (2) business days after disclosure of the issuer’s financial results in a Form 10-Q or Form 10-K for the quarter in which the Proposed Plan was adopted (subject to a maximum of 120 days after adoption of the Proposed Plan);

c)

Is established during a Blackout Period, or the Insider is unable to represent to the satisfaction of the Company that the Insider is not in possession of material nonpublic information regarding the Company;

d)

Lacks appropriate mechanisms to ensure that the Insider complies with all rules and regulations, including Rule 144, Rule 701, Form S-8, and Section 16 of the Exchange Act, applicable to securities transactions by the Insider;

e)

Does not provide the Company the right to suspend all transactions under the Proposed Plan if the Company, in its sole discretion, deems such suspension necessary or advisable, including suspensions to comply with any “lock-up” agreement the Company agrees to in connection with a financing or other similar events;

f)	Exposes the Company to liability under any other applicable state or federal rule, regulation or law;
g)	Creates any appearance of impropriety;
h)	Fails to meet guidelines established by the Company; or
i)	Otherwise fails to satisfy the Company for any reason.
2)

Any modifications to or deviations from a 10b5-1 Plan are deemed to be the Insider entering into a new 10b5-1 Plan and, accordingly, require pre-clearance of such modification or deviation at least five (5) full trading days prior to entry into or modification of the 10b5-1 Plan and be accompanied by a copy of the plan.

3)

Any termination of a 10b5-1 Plan must be immediately reported to the Company’s finance team.  If an Insider has pre-cleared a new 10b5-1 Plan (the “Second Plan”) intended to succeed an earlier pre-cleared 10b5-1 Plan (the “First Plan”), the Insider may not affirmatively terminate the First Plan without pre-clearance at least five (5) full trading days prior to such termination because such termination is deemed to be entering into the Second Plan.

4)	Neither the Company nor any of the Company’s officers, employees or other representatives shall be deemed, solely by their pre-clearance of a Proposed Plan, to have represented that it complies with Rule 10b5-1 or to have assumed any liability or responsibility to the Insider or any other party if the 10b5-1 Plan fails to comply with Rule 10b5-1.

5)

Upon entering into or amending a 10b5-1 Plan, the Insider must promptly provide a copy of the plan to the Company and, upon request, confirm the Company’s planned disclosure regarding the entry into or termination of a plan (including the date of adoption or termination of the plan, duration of the plan, and aggregate number of securities to be sold or purchased under the plan.

B.Exception for Stock Plans, Gifts, and Divorce Decrees

The following are exceptions to Section III of this Policy:

1)

Exercise of a stock option granted under any of the compensation incentive plans approved by the Company (the “Stock Plans”).  Note that this exception does not include a subsequent sale of the shares acquired pursuant to the exercise of the option under the Stock Plans.

2)	Acquisition of shares under any stock purchase plan approved by the Company. Note that this exception does not apply to a subsequent sale of the acquired shares.
3)

Any surrender of shares by the stockholder to the Company to satisfy the stockholder’s tax withholding obligations as a result of the issuance of shares upon vesting of restricted stock units or other equity awards granted under the Stock Plans.  Note that this exception does not include a subsequent sale of the shares by the stockholder acquired upon vesting of restricted stock units granted under the Stock Plans.

4)

Bona fide gifts of securities are not deemed to be transactions for the purposes of this Policy.  Whether a gift is truly bona fide will depend on the facts and circumstances surrounding each gift.  The more unrelated the donee is to the donor, the more likely the gift would be considered “bona fide” and not a “transaction.”  For example, gifts to charities, churches and service organizations would clearly not be “transactions.”  On the other hand, gifts to dependent children followed by a sale of the “gift” securities in close proximity to the time of the gift may imply some economic benefit to the donor and, therefore, make the gift not bona fide.

5)	Any surrender of vested shares by the stockholder pursuant to a final divorce decree and/or settlement agreement.

V.ADDITIONAL PROHIBITED TRANSACTIONS

The Company believes it is improper and inappropriate for Company personnel to trade in derivatives of the Company’s securities.  Therefore, it is the Company’s policy that Covered Persons, Insiders and Consultants are prohibited from trading in derivatives of the Company’s securities, which prohibition includes, but is not limited to, trading in short positions, such as put options, trading in long positions, such as call options, and trading in hedging positions, under any circumstances.

VI.CONFIDENTIAL INFORMATION

In addition to the Company’s Insider Trading Policy, the Company has strict policies relating to safeguarding the confidentiality of its internal, proprietary information.  You should comply with these policies at all times.  If you have any questions regarding these policies, please contact the Company’s legal department.

VII.REPORTING OF VIOLATIONS

Any Insider who violates this Policy or any federal or state laws governing insider trading or tipping, or who knows of such violation by any other Insiders, must report the violation immediately to the Company’s legal department by email at legal@iovance.com or by contacting Fred Vogt, General Counsel, by email at fred.vogt@iovance.com or by phone at 610.715.7577.  Upon learning of any such violation, the Company’s General Counsel and in-house legal department, in consultation with the Board of Directors, Chief Executive Officer, Chief Financial Officer and the Company’s outside legal counsel, will determine whether the Company should release any material nonpublic information, or whether the Company should report the violation to the SEC, Nasdaq, or other appropriate governmental authority.

VIII.QUESTIONS ABOUT THIS POLICY

Compliance by all Covered Persons, Insiders and Consultants with this Policy is of the utmost importance to you and to the Company.  Please direct all inquiries regarding this Policy to Jean-Marc Bellemin, Chief Financial Officer of the Company, by email at jean-marc.bellemin@iovance.com or by phone at 650.400.5345.

IX.AMENDMENT

The Company may amend this Policy from time to time as it deems appropriate.

Your failure to observe this Policy could lead to significant legal problems and have other serious consequences, including termination of your employment.

ACKNOWLEDGEMENT OF RECEIPT

I hereby acknowledge that I have received a copy of the Iovance Biotherapeutics, Inc., Insider Trading Policy (this “Policy”) and agree to comply with its terms.  I understand that violation of insider trading or tipping laws or regulations may subject me to severe civil and/or criminal penalties and that violation of the terms of this Policy may subject me to discipline by Iovance Biotherapeutics, Inc. and its subsidiaries up to and including termination for cause.

Signed:

Name (please print):

Date:

NOTIFICATION OF PROPOSED TRADE

To:	Jean-Marc Bellemin, Chief Financial Officer of Iovance Biotherapeutics, Inc (“Iovance”).

From:	(Name of Insider)
Date:

(Please fill out that which is applicable)

I hereby notify the Chief Financial Officer that I intend to exercise ___________ (number) of options/warrants (cross out the inapplicable word) of Iovance common stock on ___________ (date), on behalf of ____________________________ (indicate in whose name the shares will be registered).

I hereby notify the Chief Financial Officer that I intend to buy/sell (cross out the inapplicable word) _________ number of shares of Iovance common stock on ___________ _(date) on behalf of ___________________________ (indicate on whose names the shares will be registered).

Nature of the proposed trade: ____________________________________

In connection with the proposed trade, I hereby certify that:

1.	I am not in possession of any “material nonpublic information” concerning Iovance, as defined in Iovance’s “Insider Trading Policy” (the “Policy”).
2.

To the best of my knowledge, the proposed trade does not violate the trading restrictions of Section 16 of the Securities Exchange Act of 1934, as amended, or Rule 144 of the Securities Act of 1933, as amended.

I understand that if I trade while possessing such information or in violation of such trading restrictions, I may be subject to severe civil and/or criminal penalties and may be subject to sanctions by Iovance as set forth in the Policy.

Submitted by

(Signature)

(Name)

(Title if signing on behalf of a corporation, partnership or other such entity)

Reviewed and approved/disapproved by the Chief Financial Officer

Jean-Marc Bellemin
Chief Financial Officer

Date: